

Mail Stop 7010

April 11, 2007

via U.S. mail and facsimile

Frank C. Sullivan, Chief Executive Officer
RPM International Inc.
2628 Pearl road
Medina, Ohio 44258

>   **RE: RPM International Inc.**
>   **Form 10- K for the Fiscal Year Ended May 31, 2006**
>   **Filed August 10, 2006**
>   **File No. 1-14187**

Dear Mr. Sullivan:

We have reviewed your response letter dated March 20, 2007 and have the following additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2006

General

1. We have read your response to prior comment one. We note the following disclosures:

    - The methodology used by C&W to project our liability for unasserted potential future asbestos-related claims included C&W doing an analysis of…
    - This reserve increase is based upon C&W's analysis of our total estimated liability for pending and unasserted potential future claims through May 31, 2016.

    We have fully considered your response in the matter and continue to believe that a consent would be required. Pursuant to Rule 436 of Regulation C, if any person whose profession gives authority to a statement made by him, is named as having prepared a report or valuation for the use in connection with the registration statement, the written consent of such person shall be filed with the registration statement. Accordingly, please delete this reference to an expert or include their consent in accordance with Section 436 of Regulation C.

Note H – Contingencies and Loss Reserves, page 48

Environmental

2. We have read your response to prior comment four. It remains unclear to us whether you are of the view that material adverse impacts from environmental liabilities are remote, or reasonably possible. If reasonably possible, we would expect more detailed and specific disclosures concerning specific sites, rather than generalized risk disclosures. Please advise.

Product liability

3. We have read your response to our prior comment 5. Please note that if it is reasonably possible that additional losses from this product liability could be material, the disclosures we detailed in our last letter would be required by generally accepted accounting principles. Please supplementally advise us whether you have concluded that such material losses are remote, or reasonably possible.

* * * *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief